Filed by Golden State Bancorp, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company:  Golden State Bancorp, Inc.
                                                  Commission File No. 000-29654


Citigroup Inc. ("Citigroup") and Golden State Bancorp Inc. ("Golden State") have filed a proxy statement/prospectus and other relevant documents concerning the merger (the "Merger") of Golden State and Mercury Merger Sub, Inc., a subsidiary of Citigroup, with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the proxy statement/prospectus and other documents filed by Citigroup and Golden State with the SEC at the SEC's web site at http://www.sec.gov. Free copies of Citigroup's filings may be obtained by directing a request to Citigroup, attention Citigroup Document Services, 140 58th Street, Suite 5i, Brooklyn, NY 11220; (877) 936-2737 (toll free); (718) 765-6514 (outside the U.S.). Free copies of Golden State's filing may be obtained by directing a request to Golden State, Shareholder Relations, 135 Main Street, San Francisco, California 94105;
Telephone: (415) 904-0188.

Golden State and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from Golden State stockholders to adopt the agreement providing for the Merger. The participants in this solicitation may include, under SEC rules, the directors and executive officers of Golden State, who may have interests in the transaction, including as a result of holding shares of Golden State common stock or options to acquire such shares. A detailed list of the names and interests of persons who may be considered participants in the solicitation of Golden State's stockholders under the rules of the SEC is set forth in the Annual Report on Form 10-K filed by Golden State with the SEC on March 28, 2002, and in the Annual Meeting Proxy Statement on Form 14A filed by Golden State with the SEC on April 12, 2002.

THE FOLLOWING IS A PRESS RELEASE ISSUED BY GOLDEN STATE BANCORP
INC. ON JULY 23, 2002:

Golden State Bancorp

For Immediate Release

Reporter contact:
Janis Tarter: (415) 904-1199

Investor contact:
Fred Cannon: (415) 904-1451



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                       GOLDEN STATE BANCORP ANNOUNCES
                       SPECIAL MEETING OF SHAREHOLDERS

SAN FRANCISCO, July 23, 2002 -- Golden State Bancorp Inc. (NYSE: GSB), the publicly traded parent of California Federal Bank, announced today that it will hold a special meeting of shareholders on Thursday, August 22, 2002, to vote upon its proposed merger with and into a subsidiary of Citigroup Inc (NYSE: C). The meeting will be held at the Hyatt Regency Hotel in San Francisco. Holders of record of Golden State's common stock on July 1, 2002, will be entitled to vote at the meeting.

Holders of record of Golden State's common stock on July 1, 2002, will also receive an election form pursuant to which, subject to proration, the holders may elect the consideration - cash or shares of Citigroup Inc. common stock - that the holders will receive pursuant to the merger. Subject to guaranteed delivery procedures, in order to make a valid election, holders must deliver to Citibank, N. A., the exchange agent for the merger, both a fully completed election form and certificates representing the shares to which the election relates by 5 p.m., Eastern Daylight Time, on Wednesday, August 21, 2002. Shareholders who acquired their shares of Golden State common stock after July 1, 2002, may obtain an election form from the exchange agent, whose mailing address and telephone number are:

           Citibank, N. A.
           Attn:  Corporate Actions
           P.O. Box 43034
           Providence, R. I. 02940-3034

           Tel:  (888) 250-3985

Golden State Bancorp also announced today that its most recent earnings release contained a calculation error that resulted in an overstatement of second-quarter 2002 net earnings by $3.4 million, or $0.02 per diluted share. Golden State Bancorp has filed an 8-K with the Securities and Exchange Commission to correct the calculation error, the net earnings information and certain other information impacted by the calculation error.

Based in San Francisco, Golden State Bancorp is the publicly traded parent of California Federal Bank. Cal Fed is the third-largest California-based insured depository institution, with $52 billion in assets and 356 branches in California and Nevada.

For more information on the company, see Golden State's Internet web site at http: www.goldenstatebancorp.com.